Stahl & Zelmanovitz
747 Third Avenue — Suite 33B	Phone: (212) 826-6435
New York, New York 10017	Fax: (212) 826-6402

October 22, 2007

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549-7010

Attention:	H. Roger Schwall,
Assistant Director

Re:	NGAS Resources, Inc.
Registration Statement on Form S-3, File No. 333-144417;
Form 10-K for the year ended December 31, 2006, File No. 0-12185
Ladies and Gentlemen:
     This correspondence is provided on behalf of NGAS Resources, Inc. (the “Company”) in response to the staff’s comment letter dated October 16, 2007 (the “Comment Letter”) from its review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Report”). The following responses are keyed to the numbered paragraphs in the Comment Letter. They include proposed responsive amendments to the Report, where appropriate, marked to show changes from the Report, for subsequent filing on Form 10-K/A (the “10‑K/A”). The 10-K/A will also include responsive disclosures proposed in our response to the staff’s prior comment letters dated August 3, 2007 and September 14, 2007 (the “Prior Comment Letters”). In addition, to the extent the 10-K/A affects the disclosure in the captioned Registration Statement, the Company will file a conforming pre-effective amendment to the Registration Statement (the “S-3/A”).
Form 10-K for the Year Ended December 31, 2006
Business, page 1
Drilling Programs, page 5
     1. In applying the guidance of EITF No. 00-1 to determine the appropriateness of accounting for its interests in sponsored drilling programs under the proportionate consolidation method, the Company recognizes that it does not meet the criteria for the exception from equity accounting under paragraph 1 based on its undivided interest or joint liability, since each investment partnership and its operating joint venture is a separate legal entity. However, it does satisfy the criteria for proportionate gross financial statement presentation under paragraph 2, since the sole activity of each drilling program is the extraction of oil and gas, and none of the programs engage in any disqualifying activities under paragraph 4 of EITF No. 00-1, such as refining, marketing or transporting extracted mineral resources. As discussed in the Report, all gas gathering activities and ongoing expansion of infrastructure for the

Securities and Exchange Commission
Division of Corporation Finance
October 22, 2007

Company’s operated properties are conducted by and for the account of the Company, with no involvement or contribution by the drilling programs, and all gas marketing is performed by specialized intermediaries that are not affiliated with the Company. In addition, neither the Company nor the drilling programs are involved in gas transportation, which is specified as a disqualifying activity under the consensus.
     Although the Company’s economic interests in sponsored drilling programs range from 12.5% to 75%, including its 1% interest as managing general partner of each associated investment partnership, and it has substantive control of all activities at both the investment partnership and operating partnership levels under their partnership agreements, most of the Company’s investments are less than 40% on a combined program and partnership basis. Moreover, we do not believe the issue of control, whether economic or substantive, is germane for investments in non-corporate entities engaged solely in an extractive industry, such as the Company’s sponsored drilling programs. Accordingly, while we acknowledge that use of proportionate gross financial statement presentation, as described in paragraph 2 of EITF No. 00-1, for investments that would otherwise be accounted for under the equity method is limited to the narrowly defined conditions discussed in paragraph 4 of the consensus, the Company believes that both the form and substance of its investments in sponsored drilling programs fully satisfy those conditions and criteria.
     2. As indicated in Note 1(e) to the consolidated financial statements included in the Report, the Company recognizes revenue on drilling contracts with sponsored programs using the completed contract method “because the typical contract is completed in three months or less, and our financial position and results of operations would not be significantly affected from use of the percentage-of-completion method.” As part of its recognition policy for drilling contract revenue, the Company considers the performance of its drilling contract obligations for each well covered by a contract to be completed when all remaining drilling and completion costs and risks for the well are relatively insignificant. As indicated in Note 13(b) to the consolidated financial statements included in the Report, “the portion of the profit on drilling contracts attributable to DPI’s ownership interest in the programs is eliminated on consolidation.” Accordingly, the Company does not recognize either the portion of drilling contract expenses or the portion of drilling contract revenue attributable to its ownership interests in sponsored programs.
     We do not believe the Company’s use of contract accounting under SOP 81-1 for the drilling services it provides to outside investors under its drilling and operating agreements with sponsored programs is inconsistent with its application of the revenue characterization or gain recognition policies of SFAS 19 in accounting for its participation as a partner in these joint ventures. The capital formation aspects of the Company’s development activities conducted through sponsored drilling programs are described as “financings” in the Report to reflect the financial participation of outside investors in these initiatives, which historically has exceeded the Company’s economic contribution. As noted in paragraph 42 of SFAS 19, the conveyance of interests in mineral properties to third parties is a common industry practice “to spread risks, to obtain financing” and for a variety of other reasons. The financing aspects of the Company’s use of drilling programs in its business model for accelerating development of its properties does not detract from the underlying nature of its drilling program structure as conveyances of its working interest in wells drilled on prospects assigned to these programs. The transaction structure is fundamentally a conveyance of those property interests, both in form and substance, notwithstanding the financing aspects of this business model.

Securities and Exchange Commission
Division of Corporation Finance
October 22, 2007

     There is no feature of the Company’s drilling program structure that would cause the recharacterization of these arrangements as borrowings repayable in cash or its equivalent, as described in paragraph 43 of SFAS 19. As stated in the Report, the Company “contribute[s] capital to each program in proportion to our initial ownership interest, and we share program distributions in the same ratio until program distributions reach payout,” after which an additional reversionary interest is allocated to the Company under the partnership agreement for each program. The proportionate allocation of program net revenues to its investment partnership under this structure does not constitute a production payment to its investors, and there is no guaranteed return to investors, who share drilling costs as well as development and operating risks and returns proportionately with the Company. For the same reasons, the Company’s drilling program structure does not fit within the framework described in paragraph 45 of SFAS 19, since the Company assigns all of its working interests in specified drilling units to its sponsored programs and bears only its proportionate share of drilling and operating costs for wells drilled on those prospects, based on its program ownership interest.
     The Company’s determination on this issue is not compromised by the conversion rights of investors in certain programs, since these rights do not provide program investors with any guarantee of return on investment or other limitation of their risk. Hypothetically, if the drilling initiatives of a program were unsuccessful or its successful wells were substantially depleted by time the conversion rights of program participants become vested under their partnership agreement, this would be reflected in the valuation of their interests, which could result in a negative return on investment.
     As acknowledged in paragraph 46 of SFAS 19, there are many variations in the types of transactions for which examples are provided in the Statement, and no attempt has been made to describe all the variations in the arrangements that occur among participants in the oil and gas industry. The Company considered this qualification in its responses to the Prior Comment Letters. Accordingly, in addressing how it accounts for contributions from investors in sponsored drilling programs, “considering the guidance in paragraphs 42-49 of SFAS 19,” the Company indicated its reliance on the general framework of paragraph 47(e) within the context of the latitude afforded by the Statement for variations on the proffered examples. While the joint venture structures presented in paragraph 47(e) are not a perfect fit with the Company’s drilling program structure, we believe reliance on the substance of the Statement for non-recognition of gain upon the Company’s assignment of drilling rights on specified prospects to sponsored drilling is the appropriate accounting treatment for these arrangements.
     In addition, there is no basis under SFAS 19 for subsequent recognition of any deferred gain under the Company’s drilling program arrangement. The prospects assigned by the Company for joint development through sponsored drilling programs generally are selected from a mix of proved undeveloped locations within specified fields, with the balance on prospects classified at the time of assignment as unproved probable or possible reserves. Since the programs do not bear any leasehold acquisition costs associated with the assigned property interests, the Company does not believe the reserve classification of the assigned prospects affects its financial accounting for these arrangements, most of which on conducted under farmouts with no associated leasehold acquisition costs that are quantifiable for individual prospects or material on a program-wide basis..
     As requested in Item 2 of a the Comment Letter, we have provided the Staff with materials relating to drilling program accounting and documentation on a supplemental basis. The Company has sponsored a total of 36 drilling programs as of the date of the Report. The Company considers the

Securities and Exchange Commission
Division of Corporation Finance
October 22, 2007

governing instruments of its sponsored drilling programs and its operating agreements with the programs as agreements entered in the ordinary course of its business for purposes of Item 601 of Regulation S-X.
     3. The Company’s disclosure in the Report on the proportionality of its drilling program investments with its program ownership interests before program payout is correct in all respects and all cases. To clarify the this issue, along with the disposition of drilling program capital, the Company proposes the following additions to the responsive disclosure previously highlighted for inclusion in the 10-K/A (marked to show only the additional disclosure):
     Drilling Program Structure. Most of our drilling operations are conducted through sponsored programs structured to optimize tax advantages for private investors and share development costs, risks and returns on repeatable prospects, generally classified as offset or step-out locations near existing producing wells. To develop exploratory prospects with higher risk profiles, we generally rely on smaller, specialized drilling programs with strategic and industry partners or other suitable investors. Under our drilling program structure, proceeds from the private placement of interests in each investment partnership, together with a capital contribution that we make in proportion to our initial ownership interest, are contributed to a separate joint venture or “program” that we form with that partnership to conduct operations. Upon formation, we assign to the program all of our working interest in specified prospects to be drilled on its behalf, and we enter into a drilling and operating agreement with the program for the wells to be drilled on those prospects. At that time, the program pays us the contract drilling price for all the wells on the assigned prospects, although we recognize revenues and expenses for our contract drilling services only for the investors’ share of the drilling programs and only as services are completed under our drilling contracts. Accordingly, the portion of the profit on drilling contracts attributable to our ownership interest in the programs is eliminated on consolidation in our financial statements.
     Upon completion of the review process, the Company will file a 10-K/A with the responsive disclosure reflected in this correspondence and our responses to the Prior Comment Letters, along with appropriate explanatory disclosure to be provided in an introductory paragraph immediately following the cover page of the 10-K/A, as proposed in our prior supplemental submission.
* * *
     If the revised disclosure is acceptable, the Company will promptly file the proposed 10-K/A, with conforming disclosure in the S-3/A and all of its future periodic reports under the Exchange Act. In connection with this response, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act, (b) comments from the staff of the Commission on changes to disclosures in response to staff comments shall not foreclose the Commission from taking any action with respect to those filings and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
October 22, 2007

     We appreciate your consideration of these responses and look forward to receiving any further comments as promptly as practicable.
Yours very truly,
/s/ Douglas Stahl

cc:	NGAS Resources, Inc.
Hall, Kistler & Company, LLP
Kraft Berger LLP
Carmen Moncada-Terry
Tracie Tower